GOLDBELT RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2006

Goldbelt Resources Ltd.
Consolidated Balance Sheets
As at March 31, 2006 and June 30, 2005
(Unaudited and expressed in Canadian Dollars)

	March 31	June 30
	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents	2,189,655	4,530,762
Accounts receivable	38,728	-
Prepaid expenses	89,846	44,984

	2,318,229	4,575,746

Equipment (Note 2)	111,781	45,429
Mineral properties (Note 3)	12,509,312	10,241,203

	14,939,322	14,862,378

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	187,025	1,897,029
Due to Resolute Mining Limited (Notes 3, 9(a))	1,838,982	1,933,588

	2,026,007	3,830,617

Shareholders equity
Capital stock (Note 4)	15,181,323	11,737,625
Contributed surplus (Note 4)	1,502,823	652,792
Deficit	(3,770,831)	(1,358,656)

	12,913,315	11,031,761

	14,939,322	14,862,378

Nature of operations (Note 1)
Subsequent events (Note 9)
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Elizabeth A. Martin	Paul J. Morgan
Director	Director

Goldbelt Resources Ltd.
Interim Consolidated Statements of Operations and Deficit
For the three and nine month periods ended March 31, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)

	3 months ended March 31		9 months ended March 31
	2006	2005	2006	2005
	$	$	$	$

Expenses
Professional fees	90,904	210,854	215,578	294,379
Travel and promotion	315,267	139,376	507,380	226,846
Stock-based compensation	506,464	272,212	925,590	349,983
Financing fees	-	219,584	-	219,584
Consulting fees	56,593	28,152	155,480	93,488
Salaries and benefits	155,415	20,407	412,492	27,420
Transfer agent and filing fees	32,809	28,449	36,402	83,931
Shareholder relations	28,354	39,393	157,013	48,090
Office and occupancy costs	39,502	6,063	108,995	7,449
Telecommunications	8,587	-	32,494	-
Directors fees	11,000	-	15,893	-
Amortization	4,503	-	12,141	-

Loss before other items	(1,249,398)	(964,490)	(2,579,458)	(1,351,170)

Other income (loss)
Foreign exchange gain (loss)	(2,349)	(1,912)	107,455	(1,912)
Interest income	6,444	1,248	59,828	2,938

	4,095	(664)	167,283	1,026

Loss for the period	(1,245,303)	(965,154)	(2,412,175)	(1,350,144)

(Deficit) retained earnings,
beginning of period	(2,525,528)	(7,127)	(1,358,656)	377,863

Deficit, end of period	(3,770,831)	(972,281)	(3,770,831)	(972,281)

Loss per common share
Basic and diluted	(0.03)	(0.06)	(0.07)	(0.12)

Weighted average number of
common shares
Basic and diluted	38,878,937	15,478,341	35,689,420	11,588,435

The accompanying notes are an integral part of these interim consolidated financial statements

Goldbelt Resources Ltd.
Interim Consolidated Statements of Cash Flows
For the three and nine month periods ended March 31, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)

	3 months ended March 31		9 months ended March 31
	2006	2005	2006	2005
	$	$	$	$

Cash flows used in operating activities
Loss for the period	(1,245,303)	(965,154)	(2,412,175)	(1,350,144)
Items not affecting cash:
Amortization	4,503	-	12,141	-
Stock-based compensation	506,464	272,212	925,590	349,983
Unrealized foreign exchange (gain) loss	1,891	-	(94,606)	-

Changes in non-cash working capital items:
Decrease (increase) in accounts receivable	13,253	1,508	(18,513)	1,279
Increase in prepaid expenses	(22,132)	(5,638)	(44,901)	(43,811)
Decrease in accounts payable and accrued liabilities	(7,453)	(314,476)	(498,766)	(225,498)

Net cash used in operating activities	(748,777)	(1,011,548)	(2,131,230)	(1,268,191)

Cash flows used in investing activities
Acquisition of equipment	(13,027)	(19,961)	(86,449)	(19,961)
Acquisition of subsidiaries	-	(1,585,976)	-	(1,916,036)
Acquisition of mineral properties	(902,147)	(87,880)	(3,020,979)	(87,880)

Net cash used in investing activities	(915,174)	(1,693,817)	(3,107,428)	(2,023,877)

Cash flows from financing activities
Proceeds on issuance of capital stock	2,951,467	8,000,000	2,974,500	8,200,000
Share issue costs	(76,949)	(653,275)	(76,949)	(653,275)

Net cash provided by financing activities	2,874,518	7,346,725	2,897,551	7,546,725

Increase ( decrease) in cash
and cash equivalents	1,210,567	4,641,360	(2,341,107)	4,254,657

Cash and cash equivalents,
beginning of period	979,088	671,888	4,530,762	1,058,591

Cash and cash equivalents,
end of period	2,189,655	5,313,248	2,189,655	5,313,248

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these interim consolidated financial statements.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
March 31, 2006
(Unaudited and expressed in Canadian Dollars)

1.    NATURE OF OPERATIONS

Until March 3, 2005 Goldbelt Resources Ltd. (the Company or Goldbelt ) was designated inactive by the TSX Venture Exchange. During fiscal 2004, the Company disposed of its remaining investments in its shares of Celtic Resources Holdings PLC and Regal Petroleum Plc. The Company subsequently completed the acquisition of mineral exploration properties in Burkina Faso in Western Africa and raised $8,000,000 in fiscal 2005 by way of private placement. The Company has undertaken a detailed evaluation of the mineralization of the Inata Project portion of the Belahouro License and partial work on its additional exploration licenses in Burkina Faso. The Company has completed a scoping study and environmental impact study of the Inata Project and has applied for an exploitation permit to mine this property.

The recoverability of the carrying values of mineral properties and the Company s continued existence is dependent upon the discovery of economically recoverable reserves, the preservation of the Company s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production there from or alternatively upon the Company s ability to dispose of its interests on an advantageous basis. In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write-downs of the carrying values.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

If the going concern assumption were not appropriate for these interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These interim consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as the most recent annual financial statements for the year ended June 30, 2005. These interim consolidated financial statements should be read in conjunction with the Company s audited annual consolidated financial statements and notes for the year ended June 30, 2005.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
March 31, 2006
(Unaudited and expressed in Canadian Dollars)

2. EQUIPMENT

	March 31, 2006	June 30, 2005
	$	$

Computer equipment	34,949	10,206
Field equipment	70,735	20,960
Office equipment	32,458	19,416

	138,142	50,582

Less: Accumulated amortization
Computer equipment	9,288	1,224
Field equipment	5,195	2,725
Office equipment	11,878	1,204

	26,361	5,153

Net book value
Computer equipment	25,661	8,982
Field equipment	65,540	18,235
Office equipment	20,580	18,212

	111,781	45,429

3.    MINERAL PROPERTIES

On November 19, 2004, the Company entered into an Amended and Restated Share Purchase Agreement (the Agreement ) with Resolute Mining Limited ( Resolute ) of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute s 100% owned subsidiaries, Resolute (West Africa) Limited ( RWA ) and Resolute (West Africa) Mining Company SA ( RWASA ). The primary assets of RWA and RWASA are exploration properties in Burkina Faso in western Africa known as the Belahouro permit, and Houndé area permits.

On March 3, 2005, the Company completed the acquisition (the Acquisition ) of the subsidiaries of Resolute and a concurrent private placement of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000 (Note 4).

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
March 31, 2006
(Unaudited and expressed in Canadian Dollars)

3.    MINERAL PROPERTIES (continued)

The subsidiaries were acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,575,685) on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at $3,764,706. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3, 2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs of $330,035 (US$250,000) and issued 250,000 units valued at $125,000 consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

On April 11, 2006, the Company agreed to issue an aggregate of 1,670,000 Goldbelt shares to Resolute to repay the US$1,575,685 payable to Resolute for the 2004 drilling program under the Agreement and settle other amounts claimed by Goldbelt to be owed by Resolute. In addition and as a result of Goldbelt satisfying its obligation to raise, by January 31, 2006, a minimum of $10,625,000 by way of one or more private placements, Goldbelt has agreed to issue 1,176,471 shares, 294,118 common share purchase warrants exercisable at $0.75 until January 17, 2008 and 294,118 common share purchase warrants exercisable at $0.98 until January 17, 2008. Resolute has agreed to surrender previously issued 1,176,471 Goldbelt warrants exercisable at $0.65 until September 3, 2006 and subject to an accelerated expiry date of May 10, 2006. This settlement of shares and warrants is in addition to the shares and warrants issued at the January 13, 2006 private placement as described in Note 4.

The acquisition of RWA and RWASA has been accounted for using the purchase method. The total purchase price of $8,044,147 at March 3, 2005 has been allocated as follows:

Cash	$20,160
Prepaids	13,009
Equipment	14,089
Mineral properties	8,029,872
Accounts payable and accrued liabilities	(32,983)

$8,044,147

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
March 31, 2006
(Unaudited and expressed in Canadian Dollars)

3.    MINERAL PROPERTIES (continued)

	Belahouro	Other permits	Total
	$	$	$

Balance June 30, 2004	-	-	-
Acquisition from Resolute	7,928,351	346,167	8,274,518
Administrative	48,392	1,464	49,856
Assay and sampling	212,726	138,908	351,634
Camp and general	15,281	483	15,764
Communications	11,657	1,031	12,688
Drilling	921,917	-	921,917
Equipment amortization	4,496	-	4,496
Field supplies	44,131	-	44,131
Maps	262	88	350
Project engineering	5,398	-	5,398
Repairs and maintenance	17,043	1,715	18,758
Resource and mine engineering	162,923	-	162,923
Safety	3,071	862	3,933
Salaries and benefits	254,067	-	254,067
Taxes	20,360	6,648	27,008
Training	3,668	326	3,994
Travel and fuel	87,577	2,191	89,768

Balance June 30, 2005	9,741,320	499,883	10,241,203

Acquisition from Resolute	450,900	19,688	470,588
Administrative	67,399	20,973	88,372
Assay and sampling	125,967	1,890	127,857
Camp and general	14,575	7,409	21,984
Communications	20,054	2,929	22,983
Drilling	297,254	-	297,254
Environmental studies	86,220	-	86,220
Equipment amortization	7,955	-	7,955
Field supplies	19,150	5,973	25,123
Geophysical	14,387	-	14,387
Hydrogeology	15,442	-	15,442
Maps	2,887	205	3,092
Project engineering	298,620	-	298,620
Repairs and maintenance	29,972	9,569	39,541
Resource and mine engineering	173,322	-	173,322
Safety	1,871	581	2,452
Salaries and benefits	328,888	94,243	423,131
Taxes	12,742	25,954	38,696
Training	983	1,204	2,187
Travel and fuel	93,341	15,562	108,903

Expenditures for the period	2,061,929	206,180	2,268,109

Balance March 31, 2006	11,803,249	706,063	12,509,312

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
March 31, 2006
(Unaudited and expressed in Canadian Dollars)

3. MINERAL PROPERTIES (continued)

The Belahouro exploration permit expires in April 2006. The Company has submitted an application for an exploitation permit on the Inata zone which exists within this property. The Company has made applications for new exploration permits for the remaining area within Belahouro. This property is subject to a third party royalty of 2.5% and a government royalty of 3% on gross sales.

In addition to the Belahouro area exploration permits, Goldbelt has been issued ten exploration licenses covering an area of approximately 2,216 km2. Two licenses covering 496 km2 lie immediately north of the Belahouro exploration permits. Seven licenses are located in the Houndé area of southwestern Burkina Faso covering an area of approximately 1,655 km2. The Ouedogo license, located in southeastern Burkina Faso, covers a 65 km2 area.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Capital Stock
	Number		Contributed
	of Shares	Amount	Surplus
		$	$
Authorized
Unlimited number of common shares without par value

Balance, June 30, 2004	8,155,137	662,424	17,646
Exercise of warrants	2,000,000	200,000	-
Rounding adjustment	3	-	-
Private placement	16,000,000	8,000,000	-
Shares issued for mineral properties	7,529,412	3,764,706	-
Shares issued for sponsor s fees	175,000	87,500	-
Shares issued for finder s fees
for mineral properties	250,000	125,000	-
Stock-based compensation	-	-	412,146
Agents compensation	-	-	223,000
Share issue costs	-	(1,102,005)	-
Balance, June 30, 2005	34,109,552	11,737,625	652,792
Stock-based compensation	-	-	925,590
Private placement	1,538,462	1,000,000	-
Exercise of warrants	2,500,000	1,625,000	-
Shares issued for mineral properties	723,982	470,588	-
Exercise of agents compensation options	481,847	240,924	-
Exercise of agents compensation options	-	100,559	(100,559)
Exercise of agents compensation warrants	65,501	42,576	-
Exercise of options	660,000	66,000	-
Agents compensation	-	-	25,000
Share issue costs	-	(101,949)	-

Balance, March 31, 2006	40,079,344	15,181,323	1,502,823

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
March 31, 2006
(Unaudited and expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Private placements

Fiscal 2005

During fiscal 2005, the Company issued 16,000,000 units for $0.50 per unit for gross proceeds of $8,000,000 consisting of one common share and one half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at $0.65 until September 3, 2006. If the closing price of the shares of the Company on the TSX Venture Exchange exceeds $0.95 for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire. The Company paid commissions and issuance costs of $791,505, issued 175,000 common shares valued at $87,500 as sponsor s fees, and granted to the underwriters compensation options valued at $223,000 to purchase 1,068,550 units, with terms identical to the placement units, exercisable at $0.50 per unit until March 3, 2007.

Fiscal 2006

On January 13, 2006, the Company completed a $1,000,000 private placement by issuing 1,538,462 common shares at $0.65 per share for gross proceeds of $1,000,000. The Company paid commissions and issuance costs of $76,949; and granted 107,692 common share purchase warrants valued at $25,000 and exercisable at $0.71 per share until January 13, 2007.

As a result of this financing and pursuant to Goldbelt's obligations under the Agreement with Resolute dated November 19, 2004 (Note 3), Goldbelt issued to Resolute 723,982 common shares with a value of $470,588 and allocated to mineral properties, 180,995 common share purchase warrants exercisable at $0.65 until January 13, 2008 and 180,995 common share purchase warrants exercisable at $0.845 until January 13, 2008.

Stock option plan

The Company has a stock option plan (the Plan ) whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants to a maximum of 5,000,000 shares in the capital of the Company. The exercise price of each option is based on the market price of the Company s common stock at the date of grant less an applicable discount, subject to a minimum price of $0.10. The options can be granted for a maximum term of 5 years. In accordance with current policies of the TSX Venture Exchange ( TSXV ) , for so long as the Company is a Tier 2 issuer on the TSXV, options granted under the Plan shall vest and be exercisable as to 25% of the option upon the grant date and as to 12 1/2% every

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
March 31, 2006
(Unaudited and expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Stock option plan (continued)

quarter thereafter unless otherwise determined by the directors of the Company and acceptable to the TSXV. At any time after the Company becomes a Tier 1 issuer on the TSXV, the Directors, subject to the policies of the TSXV, may determine and impose terms upon which each option shall become vested in respect of option shares, but no vesting period shall be required. As at March 31, 2006, options to acquire 5,110,000 common shares, including 660,000 subject to shareholders approval, were outstanding as follows:

	Shares		Weighted Average
			Exercise Price
	2006	2005	2006	2005

Outstanding, beginning of period	1,985,000	660,000	0.43	0.10
Granted	3,785,000	1,325,000	0.69	0.60
Exercised	(660,000)	-	(0.10)	-

Outstanding, end of period	5,110,000	1,985,000	0.67	0.43

	Number	Exercise	Expiry
Fiscal year granted	of Options	Price	Date
		$

2005	375,000	0.48	December 1, 2007
	150,000	0.25	July 12, 2009
	800,000	0.72	March 9, 2010
2006	500,000	0.54	September 26, 2010
	925,000	0.62	November 25, 2010
	1,550,000	0.69	December 16, 2010
	150,000	0.71	January 9, 2011
	660,000(1)	0.89	February 10, 2011

Total	5,110,000

(1) These options which were granted to three directors are subject to shareholders approval at the Company s next annual general meeting.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
March 31, 2006
(Unaudited and expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Stock-based compensation and agents compensation options

The fair value of 3,785,000 options granted during the period ended March 31, 2006 has been estimated at the date of grant using a Black-Scholes option pricing model. The current period s valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.9%; volatility factor of the expected market price of the Company s common stock of 70%; and a weighted average expected life of the options of 5.0 years. The resulting weighted average cost per option granted was $0.42. The estimated fair value of the options is expensed over the vesting period.

The Company recorded a fair value of $25,000 for the 107,692 agents compensation options granted during the period ended March 31, 2006, using the Black-Scholes option pricing model. This amount was recorded as cost of share issue and contributed surplus. The variables used in this computation were: risk-free interest rate of 2.75%, expected life of 1 year, annualized volatility of 80% and dividend rate of 0%.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company s stock options.

Warrants and agents compensation options

The following warrants and compensation options to acquire 14,679,570 common shares of the Company were outstanding at March 31, 2006:

		Number of common shares
	Exercise	Opening				Closing
Expiry Date	Price	Balance	Issued	Exercised	Expired	Balance
	$
September 3, 2006	0.65	11,764,706(1)	-	(2,500,000)	-	9,264,706
March 3, 2007	0.50	1,882,353	-	-	-	1,882,353
March 3, 2007	0.65	1,882,353	-	-	-	1,882,353
March 3, 2007	1.00	125,000	-	-	-	125,000
March 3, 2007	0.65	-(1)	240,922	(65,501)	-	175,421
March 3, 2007	0.50	1,602,825(2)	-	(722,770)	-	880,055
January 13, 2007	0.71	-	107,692	-	-	107,692
January 13, 2008	0.65	-	180,995	-	-	180,995
January 13, 2008	0.845	-	180,995	-	-	180,995

		17,257,237	710,604	(3,288,271)	-	14,679,570

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
March 31, 2006
(Unaudited and expressed in Canadian Dollars)

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Warrants and agents compensation options (continued)

(1) If the closing price of the shares of the Company on the TSX Venture Exchange exceeds $0.95 for 21 consecutive trading days, holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire. See subsequent event Note 8(b) for the accelerated expiry time and Note 3 for the cancellation of 1,176,471 warrants issued to Resolute.

(2) The Company issued 1,068,550 units as agents compensation options on the March 3, 2005 private placement. Each agent s compensation option is exercisable at $0.50 into one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007. These warrants have similar terms as disclosed in (1) above.

5. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties not disclosed elsewhere:

a) At March 31, 2006, the Company owed $Nil (June 30, 2005: $337,848) to a director for consulting fees, which are included in accounts payable and accrued liabilities.

b) The following table discloses the related party transactions, which were in the normal course of operations and were measured at the exchange amounts, for the financial periods as follows:

	Type of	3 months ended March 31		9 months ended March 31
Related party	transaction	2006	2005	2006	2005
		$	$	$	$

Director related entities	Professional fees	12,000	140,910	36,000	189,045
Director	Management fees	35,000	7,256	89,000	19,687

		47,000	148,166	125,000	208,732

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
March 31, 2006
(Unaudited and expressed in Canadian Dollars)

6. SEGMENTED INFORMATION

All of the Company s operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties located in Burkina Faso. Geographic information is as follows:

	March 31,	June 30,
	2006	2005
	$	$

Equipment and mineral properties:
Burkina Faso	12,595,709	10,270,475
Canada	25,384	16,157

	12,621,093	10,286,632

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the period ended March 31, 2006 included:

a) Issuance of 723,982 common shares valued at $470,588 pursuant to the acquisition agreement (Note 4).

b) Issuance of 107,692 agents compensation units valued at $25,000 as agents compensation on a private placement (Note 4).

c) Accounts payable of $97,850 related to the acquisition of mineral properties.

8. FINANCIAL INSTRUMENTS

The Company s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and due to Resolute Mining Limited. Unless otherwise noted, it is management s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
March 31, 2006
(Unaudited and expressed in Canadian Dollars)

9. SUBSEQUENT EVENTS

(a) See settlement agreement with Resolute as discussed in Note 3.

(b) The Company has elected on April 5, 2006 to accelerate the expiry date of the outstanding common share purchase warrants of the Company which expire on September 3, 2006 and the common share purchase warrants issued upon the exercise of agents options, which warrants expire on March 3, 2007, (collectively, the Warrants). The Warrants are exercisable to acquire up to a maximum of 8,263,656 common shares of the Corporation at a price of $0.65 each.

Under the terms of the certificates representing the Warrants, if the trading price of the Company s shares exceeds $0.95 for 21 consecutive trading days, the Company may accelerate the expiry date of the Warrants. Since the Company s shares exceeded $0.95 for the requisite 21 consecutive trading days on April 5, 2006, the Company exercised its right and caused to be delivered to each holder of Warrants a notice confirming the acceleration of the expiry date of the Warrants to May 10, 2006.

As at May 5, 2006, 2,642,920 of these Warrants were exercised for proceeds of $1,717,898.

10. COMPARATIVE FIGURES

The comparative figures have been reclassified, where necessary, to conform with the presentation adopted for the current period.